August 18, 2005

By Facsimile and U.S. Mail

Mary Anne O`Connell
Husch & Eppenberger, LLC
190 Carondelet Plaza, Suite 600
St. Louis, Missouri 63103

	Re:	John Q. Hammons Hotels, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A filed
August 10, 2005
Schedule 13E-3, Amendment No. 1 filed August 10, 2005 by John Q.
Hammons Hotels, Inc.; John Q. Hammons; Revocable Trust of John Q.
Hammons; Hammons, Inc.; JQH Acquisition LLC; JQH Merger
Corporation
and Jonathan D. Eilian

Dear Ms. O`Connell:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3:

Schedule 13E-3
1. We note that you have filed a report by the financial advisor dated June 6, 2005. Please note that where tables and graphics filed in EDGAR cannot be understood, you must provide a fair and accurate summary of the information. See Rule 304(a) of Regulation S-T and the Note to that paragraph. Please revise the exhibit accordingly.
In addition, please provide us a courtesy copy of these materials as used.

Preliminary Proxy Statement

Summary Term Sheet
2. We reissue comment 3 in part. We note that the much of the disclosure found in the section entitled "Information About the Special Meeting and Voting," found on pages 2-4 is repeated from the summary. Please revise the summary term sheet to include all of the material information disclosed in this section and begin the special factor section immediately following the summary term sheet. In addition, please expand the discussion in the section entitled "Interests of Our Directors and Executive Officers in the Merger" to summarize the benefits for Mr. Hammonds of the various agreements to which you refer in this section. Also, revise an appropriate portion of the special factors section to detail the benefits and detriments of the transaction with respect to Mr. Hammons, the company, other affiliates, and the unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A.

Special Factors, page 4
3. We are unable to locate the revised disclosure in response to comment 8. Please advise or revise. In doing so, it appears you should address the tax benefits of the various agreements entered into by Mr. Hammons and whether and to what degree the tax implications affected the form and timing of the transaction. See
Item 1015(d) of Regulation M-A.

Background of the Merger, page 7
4. Revise the added disclosure at the bottom of page 16 to clarify what determination Lehman Brothers made with respect to the fairness and reasonableness opinions.
5. With a view toward disclosure, please tell us whether there are any additional past or present relationships between any of the filing persons and their affiliates and members of the special committee which may affect the independence of the special committee.
6. We disagree with your analysis that the earlier reports, dated December 6, 2004 and December 24, 2004 are not materially related to the transaction. We note that the Charles L. Ephraim letter states that "the fact that a report, opinion or appraisal was not specifically prepared for purposes of the going-private transaction is not dispositive of its relevance or materiality to the transaction." We also note that in In re Meyers Parking System, Exchange Act Release No. 26069 (September 12, 1988), the disclosure was deficient where the filing persons did not summarize in initial report by fairness advisor in which the advisor analyzed a prior proposal at a lower value. The Release states, "Knowing the basis and reasons for the [financial advisor`s] opinion on the $22.00 initial offer would have given a minority shareholder additional information on which to evaluate the adequacy of the subsequent $29.50 offer." Id. at Section III. In this transaction, the same special committee was engaged at that time these reports were presented, the same financial advisor reviewed the proposed transactions discussed in those reports, and it appears that these reports were prepared in the course of the same process to evaluate proposed transactions that led to the ultimate agreement. Please revise the document to summarize each report.
7. Please refer to comment 5. We note that you have incorporated the agreements between a filing person on the Schedule 13e-3 and these shareholders by reference, however, we are unable to locate disclosure of a background or summary of these agreements or the identities of the security holders who have agreed to vote their shares in favor (other than in the beneficial ownership table). Please revise the background section accordingly. See Item 1005(e)
of Regulation M-A and Item 5 of Schedule 13E-3.

8. We note your response to comment 7 regarding how you will inform security holders if the special committee waives the minority voting requirement. First, clarify for us whether the special committee makes this determination based on the best interests of the company
(as previously disclosed) or the unaffiliated security holders (as currently disclosed). Second, it appears that this waiver may be a material change that would require you to file and disseminate an amended Schedule 13E-3 and definitive additional soliciting materials pursuant to Rule 14a-6. It also appears that the filing persons may need to revise their fairness determinations to clarify why the transaction continues to be fair despite the absence of this safeguard. Please provide us your analysis in this regard. Also tell us how many days in advance of the vote you intend to provide this notice.

Reasons for the Board`s Recommendation; Factors Considered, page
24
9. We note the revised disclosure in response to comment 9. If the board or special committee was aware of net book value or liquidation value, then it appears you should disclose the value in discussing what consideration the board and special committee gave to the value.
Also, as lack of intent to liquidate alone does not eliminate the need to address liquidation value, please revise this discussion to clarify why the board did not consider liquidation value. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). In doing so, please clarify why the fact that "the proposed merger consideration was clearly in excess of the stockholders` equity reflected on the Company`s balance sheet" supports the liquidation value discussion.
10. Refer to comment 10. Please revise the procedural fairness determination to clarify what consideration was given to the fact that the special committee can waive the minority voting requirement if it determines it is in the best interests of the unaffiliated security holders (or the company) to do so. Also clarify how each filing person reached a procedural fairness determination despite the absence of the safeguards in Item 1014(c) and (d) of Regulation M-A.

Position of Eilian, Acquisition and Merger Sub, page 25
11. We reissue comment 13 to the extent that these filing persons adopt the analysis and conclusions of the board, discussed above.

Position of the JQH Stockholders as to the Fairness of the Merger, page 26
12. We reissue comment 14. As the JQH Stockholders have not adopted the opinion and analysis of the board, revise this section to discuss all substantive and procedural factors in Item 1014(b) of Regulation
M-A.  To the extent you have done so, provide additional detail.
See
Instruction 3 to Item 1014 of Regulation M-A and In re Meyers
Parking
System, Exchange Act Release No. 26069 (September 12, 1988). If these filing persons did not deem a particular factor to be material, please explain why.

Opinions of Lehman Brothers, page 27
13. We note your response to comment 17. Please provide a detailed analysis regarding why disclosure of any additional details of the projections provided by management are not material and should not be required to be disclosed.
14. Refer to comment 19. Revise to provide a more detailed summary of the report filed as an exhibit to the Schedule 13E-3. For example, it does not appear that you have disclosed the analysis of current and historical market prices. Also, the disclosure related to each form of analysis should be expanded.
15. We note your response to comment 20. Please also confirm, if true, that Lehman Brothers and its affiliates have not had a material relationship and none are contemplated with any of the company`s affiliates now or in the past two years. See Item 1015(b)(4) of Regulation M-A.

Form of Proxy
16. We note that in response to comment 26 you added a second proposal to the proxy card. We are unable to locate a discussion in the proxy statement. Please revise the document to provide a prominent discussion of the purpose and effect of this proposal and how the vote will be counted with respect to this proposal. Also it appears that you should revise the proxy card and the disclosure document to clarify the particular purpose of the adjournment and postponement of the meeting, i.e. to solicit additional votes in favor of the merger.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262.
You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Mary Ann O'Connell
August 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE